

May 29, 2009

Via Facsimile (212) 504-6666 and U.S. Mail
Dennis J. Block, Esq.
Cadwalader Wickersham & Taft, LLP.
One World Financial Center
New York, NY 10281

> **Re:** **The Children's Place Retail Stores, Inc.**
> **Preliminary Proxy Statement on Schedule 14A filed May 15, 2009 by**
> **Ezra Dabah, Renee Dabah, Raphael Benaroya, Jeremy J Fingerman,**
> **Ross B. Glickman and Emanual R. Pearlman**
> **File No. 0-23071**

Dear Mr. Block:

We have conducted a limited review of the filing listed above and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement

Background and Reasons for the Solicitation, page 4

1.   Please clarify the circumstances surrounding Mr. Dabah's departure as Chief Executive Officer of the company in September 2007. Specify, for example, whether Mr. Dabah voluntarily resigned or whether he was removed by the Board. If the latter, please disclose the circumstances surrounding his removal.

2.   Your disclosure states that there is a "misalignment" of the current Board's interests with

those of the Company's shareholders and you suggest that this is evidenced by the less than 1% ownership interest of the current directors. Given the fiduciary duties imposed on directors, however, it is not apparent that directors must own shares in order to have interests that are in alignment with those of a company's shareholders. Please revise your disclosure accordingly or advise.

3.   See our previous comment. When comparing the share ownership percentages of the current directors with those of the Dabah participants, please provide complete disclosure so that you reference not only Mr. Dabah's share ownership levels but also the fact that none of the Dabah nominees owns any shares.

4.   You indicate that Mr. Dabah does not have any current plan or intention to acquire the company. Please revise to clarify whether Mr. Dabah, any of his affiliates or any of the other participants have any plans to acquire the company.

Appoint a permanent CEO, page 7

5.   You disclose that no candidate has been recommended by the committee for Mr. Dabah to interview. Given his status as a member of the search committee for a CEO, please also disclose whether Mr. Dabah has attempted to locate or introduce any CEO candidates during the period referenced. Also, please disclose whether any other nominee (i.e. other than Mr. Benaroya) had been approached by Mr. Dabah regarding the CEO position.

6.   Update the disclosure regarding Mr. Benaroya's position regarding his willingness to be considered for the position of CEO.

7.   Avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. In this regard, your disclosure that the Dabah nominees will bring "accountability" to the Board should be further explained and supported or removed as it indirectly suggests that the Board currently lacks accountability. Refer to Rule 14a-9.

8.   You assert that Mr. Crovitz has a large compensation package and imply that as a result, he has been less inclined to pursue the process of finding a CEO. Please provide support for your assertions. Specifically, please address how Mr. Crovitz's package compares to the compensation packages provided to similarly situated CEOs at comparable companies. Alternatively, remove the statement.

9.   To facilitate shareholders' understanding of the ability of the Dabah nominees to effectuate any of the actions listed in the proxy and to clarify for shareholders the degree of control that could be asserted by Mr. Dabah following an election of his nominees, please disclose the number of Dabah designees on the Board currently and, assuming the

Dabah nominees were elected, the total possible percentage of seats occupied by Mr. Dabah and his designees.

10.   We refer you to Rule 14a-9. Your disclosure regarding Ms. Kasaks and Pacific Sunwear of California, Inc. appears to omit information that shareholders may deem relevant to properly assess Ms. Kasak's qualifications. For example, you cite to comments made by shareholders in a recent proxy contest involving Pacific Sunwear yet omit reference to the fact that the contest was settled. Further, in discussing the decline in stock performance since her appointment as CEO of Pacific Sunwear, you do not acknowledge that other factors could have impacted the stock price decline (i.e. such as the recent extreme volatility in financial and capital markets). Please revise your disclosure accordingly.

11.   Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for the following non-exhaustive list of statements:

- "Mr. Dabah remains concerned about…the lack of certain core competencies and experience on the Board… and senior management's inability to develop, put in place and focus on short and long-term growth…,";

- "Mr. Benaroya is well positioned to gain the respect and loyalty of the Company's employees…,";

- "Mr. Dabah believes these departures have been in larger part due to the deterioration of the Company's energetic and collaborative culture established during Mr. Dabah's tenure as Chairman and CEO…,";

- "since Mr. Dabah's departure, the Company has not introduced new initiatives for the future growth of the Company…";

- "Mr. Matthews served on the boards of several entities that filed for bankruptcy…,";

- "Mr. Fingerman revitalized Campbell's U.S. Soup franchise, generating three consecutive years of consumption growth…"; and,

- reference on page 8 to the potential gain in market share by the company if the board agreed to roll out the shoe concept and pursue The Children's Place brand potential.

Where the basis of support is other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Biographical Information, page 10

12.   Please revise the biographical information of the nominees so that it complies with Item 401 of Regulation S-K. Refer to Item 7(b) of Schedule 14A. For example, revise the biographies to ensure that you completely describe each individual's business experience for the past five years and disclose the dates of experience by <u>month</u> and <u>year</u>. Also, ensure that there are no gaps or ambiguities regarding time in the five-year business sketches you provide. For example, we note gaps in the biographical information provided for Messrs. Benaroya and Pearlman.

Information about Ezra Dabah and Participants, page 14

13.   Disclosure required by Item 4(b) and 5(b) of Schedule 14A is incomplete. Further, we note conflicting disclosure in Annex A versus the disclosure under this heading regarding persons who are "participants" as the term is defined in Instruction 3 to Item 4(b). For example, Annex A identifies Liberation Investment Group's transactions over the past two years, yet, you have not included this entity in the defined term "Participant" on page 14. Similarly, the term "Participant" on page 14 does not include reference to Mr. Silverstein, Mr. Dabah's father-in-law and co-director yet, disclosure on page 14 implies that he is considered a participant. Please revise to disclose and define clearly all participants and provide all required disclosure pursuant to Item 5(b) of Schedule 14A.

Costs and Methods of Solicitation, page 21

14.   It appears that you intend to solicit proxies by mail, courier services, e-mail, internet, advertising, telephone, facsimile or in person. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b), (c) and (m). Please confirm your understanding.

15.   If you do solicit proxies via the Internet, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize.

Other Information, page 22

16.   We note you refer security holders to information that you are required to provide and will be contained in the company's proxy statement for the annual meeting. Please confirm that you are relying on Rule 14a-5(c) to refer to this information.

Closing Comments

As appropriate, please amend your filing and respond promptly to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in possession of all facts relating to the filing persons' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each of the participants acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

  Please direct any questions to me at (202) 551-3757 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

        Sincerely,

        /s/ Mellissa Campbell Duru

        Mellissa Campbell Duru
        Special Counsel
        Office of Mergers and Acquisitions